TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Cadbury plc

2. Reason for the notification	State Yes/No

An acquisition or disposal of voting rights	Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No

An event changing the breakdown of voting rights	No

Other (please specify):

Van Kampen Asset
3. Full name of person(s) subject to the notification obligation (iii):	Management

Various clients for
which Van Kampen
has voting
4. Full name of shareholder(s) (if different from 3.) (iv):	authority

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	02/10/2008

6. Date on which issuer notified:	05/02/2009

7. Threshold(s) that is/are crossed or reached:	5%

8. Notified details:

A: Voting rights attached to shares

Situation
Class/type of shares	previous to the		Resulting situation
if possible using	Triggering		after the triggering
the ISIN CODE	transaction (vi)		transaction (vii)
	Number	Number	Number	Number of voting		% of voting
	of	of	of	rights (ix)		rights
	Shares	Voting	shares
Rights
(viii)
			Direct	Direct	Indirect	Direct	Indirect
			—	(x)	(xi)	—	—

Cadbury plc sponsored ADR (ISIN:
US12721E1029)	66,700,608	66,700,608	68,389,092	68,389,092		5.0317%

Cadbury plc (ISIN:
GB00B2PF6M70)	1,045,590	1,045,590	1,045,590	1,045,590		0.0769%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights

69,434,682	5.1086%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Van Kampen Asset Management: 69,434,682 ordinary shares of 10 pence (5.1086%)

Proxy Voting:

10. Name of the proxy holder:

Van Kampen Asset Management

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

The majority of the position is held in ADRs and has previously been disclosed to the New York Stock Exchange by Van Kampen Asset Management in accordance with SEC rules.
14. Contact name: J M Mills

15. Contact telephone number: 01895 615176